Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I.	Podcast Transcript

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies, your hosts, Julian Klymochko, and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: Dan welcome to the podcast. So excited to have you on the show today, chat, about you, your amazing entrepreneurial track record and what you're up to these days at Rezolve. How are you today?

Dan Wagner: I'm very well, thank you. And thank you very much for inviting me to participate in this podcast.

Julian Klymochko: Awesome. Thanks for the kind word. I wanted to kick things off. Just getting into your track record of success as a founder and entrepreneur leader as well. It's amazing because you founded, I believe at least seven companies, the first online information platform in 1984. So, a true veteran of the startup game. I was wondering what are the things that you look for in terms of an opportunity when founding a new venture as you transition between idea and a business?

Dan Wagner: So, I like to look at things, you know, in a sort of creative way because you know, I don't look at, what's been done, you know, but you can hear, and I'm an English guy based in the UK and you know, it's easy to look over the pond and say, no, that's a really cool idea. I'm going to do that over here. That's not the kind of things that I do. I like to look at things in a creative way and see whether or not we can create something new and all the businesses I've created over my career have been things that had never been done before or that they were, you know, innovative in some way that tried to solve some problems. And you know, like the first company, which you mentioned. In 1984, when I was 20 years old, I started a company to digitize newspapers, trade journals periodically and make them available online so that people who interrogate them.

And this was, you know, six years before Tim Berners Lee presented the concept of the worldwide web at CERN and eight years before we started using www and 11 years before Amazon started it business. So, you know, it was pretty early days of the internet in a very sort of internet 101 kind of way. But that business went on to become the world leader in online information. We listed on NASDAQ. We list on this London stock market before I sold it to Thomson Reuters in 2000. And I cut my teeth as an entrepreneur with that because I was 20 years old when I started, and I was 36 years old rather when I sold it. And I learned an awful lot along the way, as of course you would do. The second business I set up was in 1998 and this was a cloud-based enterprise e-commerce platform. And again, cloud and you know a cloud-based platform, the word cloud wasn't being used in 1998, the, idea of a SaaS technology stack, which is a single instance, multi-tenanted architecture, meaning that you build it once and you can serve many from the same stack. You'd have to spin the plates of running from one place to another. You can run many, many merchants on one platform or many, many customers on one platform was kind of novel and hadn't been really tested. So, we built this platform called Vendor. It was a commerce platform for retailers to run their eCommerce site, and we ran Neman Marcus and Land’s End and TJX companies and under Armour, J.Crew, LLB, many, many others. We were market leader in Europe. By the time I sold it to Oracle, it's now called Oracle Commerce Cloud and they run their enterprise commerce stack to merchants through that.

And again, that hadn't been done before, so it was kind of a take on how to run a platform but doing it in a much more cost efficient and scalable way. And of course, we come to Rezolve, and Rezolve is the same thing. It's a SaaS platform. It's a new kind of commerce infrastructure, designed merchants to engage with consumers by their mobile phone. Something that we've been struggling with as merchants for the last decade and a half or longer and merchants in the high street have suffered to the point where they've gone out of business, you know, because they haven't been able to talk to consumers who walk around their stores, looking at phones, but aren't interacting with the store that they're in, you know, or interacting with Instagram or something else. And you need to connect that, that missing link.

And I was very frustrated during my period at Vendor, which was the eCommerce platform by the fact that we weren't addressing this problem for our retail customers, we weren't solving it and it's not an easy problem to solve, but I think that we're doing it with Rezolve. And I think that Rezolve, you know, the vision for Rezolve is to be the Intel inside of mobile engagement or the standard and all great technology. Transformative technologies have been based on standards. So, you have the Wintel partnership which powered the PC industry, or you have VHS that powered the home recording industry. You know, we see Rezolve as powering the recovery of physical retail as a core part of the shopper's experience.

Julian Klymochko: And you mentioned your current project Rezolve, and we're going to get into the weeds on that one in a moment. But prior to that, I did want to read a quote to you from Thomas Edison. He said, I've not failed. I've just found 10,000 ways that won't work. So, in your seven startups over a 35 year, I was wondering, you know, what did you find that didn't work? The knowledge that you can pass on to perhaps new founders, new entrepreneurs, and leaders, what sort of, you know, not failures, but things that didn't work that you came across?

Dan Wagner: So, I think that everything I've done went through periods of not working. And I think that, you know, most entrepreneurs are familiar with the idea of pivoting.

Julian Klymochko: Yeah.

Dan Wagner: Or they've read about it, or they've heard about it. And all businesses have to do that. They have to move and migrate and manage and develop as they go through the path of getting to success. And it's not an easy journey. It's an iterative learning experience. So, all the businesses I've ever been involved in have been through this dynamic of having to accommodate the changes in the market to survive and by doing so end up hitting on the winning formula. And I think that comes from, you know, I mean, you quoted Thomas Edison. Of course, he was an incredibly creative, innovative individual who, you know, extraordinary talent. But he wasn't looking at what was out there and redeploying it in a new market which is the point I made at the beginning.

He was doing something new. And I think that I've fall into that. I wouldn't dare put myself on the pedestal of Thomas Edison, that would be outrageous, but the principle of creating something new, requires a kind of agility and a kind of perspective around you that allows you to react to the feedback of getting from the market to to reshape what you are doing, such that you end up with the winning package. Reid Hoffman said this great thing about being an entrepreneur is like jumping off a cliff and building the plane to fly you to safety on the way down, you know, and it's a very true, I mean, it is that kind of adrenaline rush of having to create something that meets the needs of the market when not necessarily understanding what that is, when you jump off the cliff, you you've got a view, right. But you don't quite know exactly how it all fits together. And, you know, in most of my career, these pivots have not resulted in the destruction of that entity, that business at that time and the loss of people's money. Unfortunately, it has happened once, and you just pick yourself up and you go again.

Julian Klymochko: Yeah, it's a really good point with respect to being reactionary, listening to the market and pivoting when necessary. Now, from a macro perspective, it appears you've always focused on internet and eCommerce, and certainly that fits in with the Rezolve story. What appealed to you in that segment, that sector of the market?

Dan Wagner: Well, when I started, remember we're talking back, you know, a long time, 1984, people didn't have computers. People didn't have mobile phones. The fax machine had only just been introduced. It's a difficult concept for us today to think about in terms of how we, didn't have a mobile phone, right? So, how do we live, it was very different and I'm sitting there watching television, analog television, when a came on about the future, you know, like talked about, you know, new things, new innovations and stuff. And it explained that, you know, computers can talk to each other down the telephone line. And I found this just a mind blowing, you know, I mean, I understood what a fax machine was because I'd seen them around once in an ad agency at the time. So, I understood what they did, but what I didn't appreciate was that it was all based around data going down a telephone line.

And that same transport mechanism can be used to interrogate a computer, which had a lot of data in it from a device, you know, thousands of miles away. And so the idea came to me that if I could use that same mechanism to interrogate news articles and market research and chemicals and aerospace and intellectual property patents and all that sort of stuff, it would save people all the time and having to go to the library, because in those days, you'd actually have to get yourself into a taxi or get on a bike or go on a bus and go to the local library to thumb through news articles. You know, that's how it was, you know, if you wanted to find something that was appeared more than yesterday. So, you know, it was just an epiphany and that moment that if I digitized this thing into a database, then people could search it.

Today, we don't even think for a second about the implications of something like that, because we're so familiar with it. And you could argue that I missed an opportunity to be Google, right? I mean, you could argue that you, know, but I was the kind of, you know, pioneers often get shot in the back. There is that saying, and I have no, you know, I don't think that was the case. I think we were providing a corporate [Inaudible 00:10:31], in the nineties, if you asked your lawyers for a patent search, they were using us. I launched MSN with Bill Gates in 95, Because we provided the news and the stock prices and all the stuff behind that first version of MSN and we were providing [Inaudible 00:10:46] and other consumer services in those days.

So, we were kind of a B2B sitting behind everything. But you know, the creativity that comes from understanding how the markets may develop is something that I feel I'm just fortunate enough to have been born with or, you know, I have that kind of inherent sense. I'm not a technologist, I'm a marketeer. And so, I just feel something's right. I don't do the research and kind it out like you'd expect a corporate division in a start looking to enter a new market might do, it's much more intuitive than that. And I think that's difficult to describe or understand. It's just purely a creative thing.

Julian Klymochko: Right, sounds like more of a gut feel than, you know, testing at the market. You just got to go for it.

Dan Wagner: Yeah, it is. But the gut has been kind of, you know, on point, you know, throughout my life, I mean, it feels like it's been on point and so I'm comfortable with where it takes me.

Julian Klymochko: Certainly, that makes a lot of sense in your current company, the one you lead and was founder of Rezolve, has a platform that allows merchants and brands to convert media into an interactive experience on a mobile device. Can you explain to us exactly how it works?

Dan Wagner: So, let's just talk about the problem for a second. You know, the high street is, suffering. Retailers on the high street don't really communicate very well with consumers who are in the nearby area or who walk by or even walk into the store. There is a somewhat disconnect there. And over the years we've seen what I would call disaggregation of those retailers through the online channels. And what we tried to do is, you know, I tried to create a new kind of environment. I sat down with my team some years ago and I said, let's imagine a world where the retailers don't have any systems. They don't have e-commerce; they don't have a point of sale. They don't have any infrastructure. And the consumer just has a mobile phone in their head. How would we talk to that consumer?

How would we interact with that consumer on their mobile phone? That's how I wanted to start the brainstorming that led to Rezolve. And, you know, the mobile phone is an incredible device. It can see things through the camera. It can hear things through the microphone. You can interact with it by through the top screen, through tapping things. You know where your location is. You can talk to Bluetooth devices. It's got all these amazing features, which are not replicated on a desktop machine and e-commerce, which has been around for a long time. We've talked about end commerce from, you know, equally long time, certainly 20 years, but end commerce, as we know it today, in my view, doesn't exist until Rezolve here long. I mean, end commerce is eCommerce packaged to fit a small screen.

That's not end commerce at all, that's just eCommerce with a different sized screen. You know, that's not the same thing. So, we tried to imagine how to talk to a device using just the capabilities of that device. And what we ended up with was a new kind of eCommerce platform. Think of it as like a Shopify that design specifically for mobile devices and what it does. It allows the merchant to use all of those triggers I just mentioned, you know, image, audio geo, Bluetooth to engage with a consumer on their phone. I'll give you some examples, right? Because it's difficult to imagine when you're talking about something so ethereal, so creative, it's sometimes difficult to picture it. So, I'll give you an example. Let's say I’m the New York Giants, it's 6:00 PM on a Monday night football is kicking off at 7:30 PM and the Giant stadium has 3000 empty seats.

How am I going to sell those seats today? I can't, they're empty. That's the reality. It's the same with [Inaudible 00:14:55] performance of Hamilton, you know, half an hour before the show goes on. It's the same with, with so many of these kinds of hospitality kind of environments. So, with Rezolve, the New York giants can put a geo zone around the stadium, a mile, a mile and a half, two miles, and ping everybody with a New York giants app. These are the fans and say, there's tickets for tonight's game. You are 10 minutes away. We'll offer you your tickets for half price. Bring the family, don't watch it at the pub or the bar. Don't watch it at home, bring your kids, come to the stadium and they can fill those seats. Because a lot of the fans would be very happy. They don't know that they can get tickets.

They don’t want to go stand in the cold, hoping that somebody's going to sell them some tickets. They want to try and get box office [Inaudible 00:15:38] tickets. They're just not going to do that because it's too cold and it's too much trouble, but to click a button on their phone and the tickets around in their hat and they just get, come on, we're going, 10 minutes later, they're in the stadium enjoying a hot dog and a coke and ready to watch the game. Now that dynamic has not been served well, that's just one, that's one trigger, but it's an illustration of the kind of thing that Rezolve solves for merchants. And you know, there may have any others, but that's the kind of thing. So, we have created the new kind of platform and it has infinite potential and infinite possibilities, because any merchant can use their creativity to use these triggers, to create engagements that I can't possibly imagine today, because the creativity of the marketing agencies of these merchants is going to be far greater than my thinking on the spot now.

Michael Kesslering: Absolutely. And filling in efficiencies like that is just an incredible use case. And like you said, there's going to be a number of different use cases that we're not even aware of today, but getting into a little bit more granular level with Rezolve, can you talk a little bit about the profitability and the underlying unit economics of your business?

Dan Wagner: Yeah, look, this has been a long-term vision and it's taken some time for the rubber to hit the road, you know, and the revenue just to flow. I've been very fortunate that the investors who've backed me and my own, you know, inherent focus on you making this happen have seen us through a period of no revenue, but in the last year, in the last 12 months, which is the first full year of trading, Rezolve generated over 18 million in this first year, which is quite extraordinary for a startup year. This year 2022, we will do $219 million in revenue. That's 133% up and we are extremely confident in these numbers. These are numbers delivered through our existing channels for our existing partners whereby we don't need to depend on something to be delivered or some technology to be delivered, to enhance the product or some new customers to be signed, some new partners or distributors to be signed.

Our go to market model is to work with partners who have reach into merchants and into consumers and sitting on the back of these giants, they then roll out to their existing captive market base. So, in China we have a partner which is the state-owned enterprise China Union Pay, and they have 11 million merchants that they serve, and we've penetrated a tiny fraction of that merchant base today. So, we have an almost endless growth potential there. Similarly in India, you know, we're partnered with a number of partners who bring us hundreds of millions of consumers and millions of merchants. And so, by just rolling out to that existing base of merchants and consumers we will deliver the numbers that we already have in the model and were very, very confident of those numbers. But at the same time, we're in negotiations with new partners in North America, in Latin America, in South America, in Europe, who will follow this model, right? As we roll this technology out, because it's innovative and new and different and exciting to our partners and our customers.

And as we roll these things out, it further extends the potential of our revenue growth and momentum. And as you know, I've been building businesses an awful long time, that nothing, nothing has taken off like this. This is in a whole different league. It's fantastically exciting. It's taken 35 years to be an overnight success. But you know, but it comes from the fact that we happen to have the right product at the right time. Maybe it's something to do with the COVID pandemic that we've just sort of coming out the end of and the impact that's had on physical retail. I don't really know, but maybe that's accelerated the take up an adoption of our product by partners and by merchants and consumers, but whatever it is, doesn't really matter. The point is that we are sitting in a very unique opportunity now of having something very compelling. It's very much needed by the market and not having any competitors. There is no alternative, you know, you either don't use us or you do use us, you don't use us, or you use somebody else who can do something similar because there really isn't anything comparable.

Julian Klymochko: A 35-year overnight success and what a great milestone. No other great milestone and going public, but you are no stranger to taking companies public. You took Dialogue, previous one of your businesses public in the nineties is one of the youngest public company CEOs. So, these days a bit more experienced. Why are you taking Rezolve public? What's a game plan?

Dan Wagner: We had the opportunity to take capital into Rezolve, in the private markets at much more material valuations. The FinTech space is highly valued in the private sector. Valuations of 20, 30, 40 billion, not surprising. Companies that grow this fast or rare, rare, rare entities. So, you're right, why didn't we stay private? And the answer to that is that Rezolve is a global standard in the making. It's the Intel inside of mobile engagement. It is the standard infrastructure, just as I said, the Wintel and VHS, you know, powered industries. We believe that Rezolve has the same characteristics to help solve what we know as an ailing high street. To help solve how magazines and print media is suffering and finding no way, no vision on how to get out of it. And we can transform those static media entities into dynamic, transformative publications and many other things that we help solve, which, you know, too numerous to go in now. But the point I'm making is that, giving the import of what we're doing, we needed to be public. We needed the market to know, we needed the public listing to allow us to raise our head above the [Inaudible 00:22:25] and allow other interested parties to learn of what we're doing in this form.

Like we're doing now, through this podcast, which we wouldn't have had if I was a private company, you wouldn't be interested, and your investors wouldn't be interested or your viewers. This spreads the word and builds on the awareness. And I think that what we're going to see is a growth story in the public markets over the next few years, that's going to be just quite extraordinary to follow, as we grow as a business and in quite, you know, huge leaps and bounds as we add new territories and markets to our offering, as we become more familiar to consumers for you, Julian, and for you Mike, to use the product and you use the technology, which of course at the moment you're not. And as that starts to happen, it gets greater momentum, greater growth.

So, that's part of the reason. The other is that, you know, I can use the public company status and my network through my public company advisors to pretty much get to anybody now, you know, if I wanted to meet the CEO of AT&T, it's not going to be that difficult to get close, right? Or even get in front of that individual. When you're a private company that's not really possible. So public companies have a lot of value that isn't always obvious to entrepreneurs before they have either experienced it or become a public company. And so that's one thing. And another thing is that we've got tradeable currency in our paper that allows us to do acquisitions, tactical acquisitions that will give us footprints in new markets quickly. And I like that, and we're going to be very active in M&A, and I probably haven't covered the half of it.

So, there's a lot of reasons why being a public company had makes some other sense. And you know, I'm very happy to have the visibility that public or the scrutiny that it brings with you, because I think that's healthy when you want to be a winner, right? Not so healthy if you're not, but you know, we think we're onto a real winner here. And I think the next few years is going to demonstrate what a fantasy business this is, what a experienced and dynamic team we are, despite the fact that we are older than the average for internet type of companies. We're experienced, we know what we're doing. We know what levers to push and to pull, and we know how to build market leaders. And that's what investors are looking for. Better to back winning teams, as well as winning [Inaudible 00:25:10]

Julian Klymochko: One interesting aspect of your going public strategy is that Rezolve is headquartered head coated across the pond in London, but chose to go public through SPAC, Armada Acquisition Corp 1, and list on the NASDAQ. Why did you choose this specific strategy?

Dan Wagner: Because North America's going to be a huge market for us.

Julian Klymochko: Right.

Dan Wagner: And the UK's a backwater relatively. And look, I've always been an international CEO and an international entrepreneur. I lived in New York. When I started my first company online business that we talked about earlier. There were no customers in the UK, no computer here. I came to the U.S. for a trade show, and I sold three contracts in the first few days. So, when I came back to London as a 20-year-old, you know, green guys, said to my board. I've got three contracts. And they said, well, what are you doing back here? You know, I said right, okay, fair enough. And I moved to New York and of course the business took off. later I had a very big operation in the states and offices in 11 cities and so on.

And then I moved to Silicon Valley and lived there for a while and so on. But, you know, I might be British, and I might live in the UK, but I'm constantly traveling international, was until COVID. And, I have a global outlook. My businesses always have been operating around the world, Japan, China, India, you know, all across Europe, of course, and north and south America and Africa, more South Africa than anywhere else, but you know, the idea of this thing in the states, this is where a technology company like Rezolve needs to be. The U.S. market understands the incredible ambition and vision that we have in Rezolve, they get it. They might not choose to buy our stock, some investors, but those that do buy into the vision and realize what we're trying to achieve. Unfortunately, the UK investor community, and most of Europe don't really have that perspective. They're a bit more parochial, and that's just the way it is. I don't form part of that mindset. I'm a bit more internationally shaped.

Julian Klymochko: And one key characteristic of Rezolve and you alluded to, this is the just tremendous growth, and you're actually forecasting a revenue compound annual growth rate of 133% in an investor presentation. What are some of the key drivers of this growth? And what's going to lead you to become, you know, a billion-dollar revenue company?

Dan Wagner: Well, we're going to get there very fast. That's the first thing, and we're going to do so because we have a very interesting go to market strategy. We charge merchants, we have very small amounts of money. This is not a big-ticket item. This isn't a multimillion-dollar sale to a corporate to use our tech. This is, you know, Dan's hardware store on Lexington and 37th, can create a geo zone on our platform using the tools that we have on the web for a couple of bucks a day, and talk to people in the local area, which is, you know, absolutely palatable and cost efficient. So, ours is a numbers game. We're about numbers. We're about volume, we're about standards. And we're about market footprint. Small amounts of money from a very broad base of merchants and partners.

And we go to market by working with people who provide services to broad base merchants, a broad base of merchants, or a broad base of consumers. We get to the consumers by being added to an app. So, for example, a bank could add our technology into their bank app, or a telco could add our technology to a telco app or a social media company, like Pinterest or a wallet like PayPal can add our technology to their apps. And what that does is it, you know, the consumer wakes up the next day, the apps been updated. There's always inside, they don’t know. It's just a capability, and then what happens is the merchant, wherever they are, can talk to consumers with that app on their phone, they can talk to them in the ways that they cannot do today. In the example, I gave you with the giant stadium, they can talk to them in ways, of course the giants have their own app. So, they just put the tech in their own app. But for small merchants, they can talk to pretty much anybody and that's really how we go to market. So, we sign a deal like we did with MobiKwik in India, which is the PayPal of India, really, if you put it that way, and the next day we're on 120 million consumers phones. They don't know it at that point, but the next time they walk into a geo zone, and they get a notification, they get a notification from MobiKwik saying, hey, you want tickets to the cricket, which is starting in 10 minutes. It's an enabling technology and it sits behind these partners. And that's why we get scale so fast. It's a very effective route to getting vase scale. And in terms of reaching merchants, our partners are typically, well, UnionPay in China is a merchant acquire.

They provide the card machines that you go in and you pay your card or tap with your phone in retailer’s establishments, and they process the transaction. And in the west their players like Fiserv who we partner with, or FIS or Square maybe, people like that who provide terminals to merchants. And so, we partner with these guys, and we say, introduce our capabilities to your merchant base, and you can share the revenue with us. So, it's a very kind of democratic approach to the market. It's not us knocking on doors. We don't have to go raise hundreds of millions of dollars to knock on doors of everyone down the high street one by one, that's just not a commercial proposition that I'm willing to take on right now. Our proposition is to sit alongside our partners and help them deliver solutions to their merchants that are helpful to those merchants and help those merchants survive.

And if you think about where we've got to with the COVID pandemic recently. Transaction volumes on the high street and in theaters and in restaurants have been massively decimating in the last two years. People just have been unable to go there and now they're kind of nervous. So obviously there's going to be an element of recovery that's required. And what Rezolve does, is it helps bring people back into those physical locations, helps drive them back. So, we are very compelling to these partners to help reinvigorate the physical world. I mean, that's not just what we do. I mean, we have, as I said, social media, URL links and all sorts of other cool things, but you know, that's the driver at the moment of our growth. So, in the next couple of years, we don't need to do anything other than support the existing partners we have.

because they've got such a huge volume of consumers and merchants for us to reach. We have a billion consumers to penetrate within the existing partner base and over 20 million merchants to penetrate within the existing partner base. And what we've disclosed to the market October last year was 138,000 merchants, 138,000 merchants out of 20 million, plenty of growth there, right? So, so we don't need to do anything, but of course we are going to do things. We are going to sign new distribution partners in new markets in Europe and in North America and South America, as I mentioned in Latin America and when we sign those, we massively extend our reach. So, this is a so super exciting business going through an extraordinary inflection point. And it's a rare breed, hence the unicorn. There's plenty of unicorns out, but you know, that's the market. The technology today has allowed companies like Rezolve to develop fast into high growth, high return opportunities.

Michael Kesslering: And so, you had mentioned a few names earlier, but who have been some of the most important mentors that you've had during your career?

Dan Wagner: My father was a mentor obviously because he was a corporate executive. He ran BMW, Great Britain and Volkswagen, Audi, and other car companies. And so, he helped shape my early desire to start a business and help me understand how a business plan can be built and so on. But thereafter, you know, I didn't really get mentoring. I learned from reading books and learning on the job. I have enormous respect. I've had the fortunate experience of having that sort of the most impressive entrepreneurs and business leaders on the planet over the years. I've been in business and worked with them. And the one who stood out more than any other and I've been fortunate enough to meet many of the most famous people who were around today running the largest corporations was Rupert Murdoch, who always, never really had the best reputational coverage and profile.

But he stood out to me as an individual who really understood his business, the detail of his business, and was a real rolled up sleeves, kind of executive. And when I met him for the first time in the late nineties, he was already running a huge operation and like many other guys I met, but he seen so much more hands on and so much more in tune. And I [Inaudible 00:35:17] regard and still do think he's an incredible, impressive guy. But other than that, I don't really have a mentor as such, I think I've just forged my own path. I don't do everything right, as you get older, you realize, hang on a moment, I'm now 58, you know, I must be doing something right.

You get to a point where you start to think, actually, maybe I might know better than the next guy, what I'm doing. I've never really had that arrogance to think that and in many cases I never could have justified it, you know, there was never a reason to justify it. But I do feel very comfortable about what I'm doing now. And I do feel that I'm on the right path. I do feel like I know what levers to push and what not to do and how to make this the world leader that I think it's going to become.

Julian Klymochko: It certainly seems like it. And it definitely feels like you're well, on your way, especially with this recently announced growing public transaction. Now, Dan, before we let you go today or tonight your time, one last thing. What parting advice would you give to new founders or those considering entrepreneurship?

Dan Wagner: Well, I always say the same thing. Everybody will tell you not to, and you don't need to know anything. And Reid Hoffman said about jumping off the cliff and building the plane on the way down. That's you have to do, you just have to go for it. Everybody is capable of doing anything they want. And the thing that holds everyone back is fear and people telling them not to. My mother burst into tears when I said I was going to leave my ad agency job and start my company. She begged me not to do it. She said, you didn't go to university. You left school early. You finally got the job that gives you a prospect. Now you've got to throw it all away and start some crazy thing to do with computers. This was the advice I got. And of course, you know, it kind of turned my head a bit, you know, but I think that the thing is that when you want to start something, you must have total confidence in your ability. Everything is in your control. Every day is an opportunity to create something. And every day is an opportunity to build something and to overcome any challenges that you had yesterday, it's all down to you. So, I would say to anybody, anybody can be an entrepreneur and all they have to do is go for it.

Julian Klymochko: There are some great words of wisdom. Go for it. So, with that, we'll wrap things up here, Dan, thank you so much. For investors interested in looking more into Rezolve and they're going public transaction. The SPAC that they're merging with, ticker symbol, AACI. That is Armada Acquisition Corp. Then once that's complete, you have the ticker symbol Zone, ZONE. So, Dan, thank you so much. And we wish you the best of luck in the future.

Dan Wagner: Thanks, so much guys. Really nice to meet you both. Thank you.

Julian Klymochko: All right. Take care. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

This communication relates to the proposed business combination transaction among Armada, Rezolve, Cayman NewCo, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Armada intends to file with the SEC that will include a prospectus of Cayman NewCo with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Cayman NewCo and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Cayman NewCo and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Cayman NewCo and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.